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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A

                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 4)
                                      and
                                 SCHEDULE 13D/A

                           Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 4)

                               ----------------

                   International Comfort Products Corporation
                           (Name of Subject Company)

                               ----------------

                            Titan Acquisitions, Ltd.
                        United Technologies Corporation
                                   (Bidders)

                               ----------------

                     Ordinary Stock, No Par Value Per Share
                         (Title of Class of Securities)

                               ----------------

                                  458978-10-3
                     (CUSIP Number of Class of Securities)

                               ----------------

                           William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                        United Technologies Corporation
                              One Financial Plaza
                               Hartford, CT 06101
                           Tel. Number (860) 728-7000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                               ----------------

                                With a copy to:
                          Christopher E. Austin, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                               One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                               ----------------

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 2 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  Titan Acquisitions Ltd.
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  AF
--------------------------------------------------------------------------------

 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Province of New Brunswick, Ontario, Canada
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 3 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  United Technologies Corporation
  060570975
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds (see Instructions)
  WC & OO
--------------------------------------------------------------------------------

 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Organization
  Delaware
--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 INTRODUCTION

  Titan Acquisitions, Ltd., a corporation organized under the laws of the Province of New Brunswick, Canada ("Purchaser"), and United Technologies Corporation, a Delaware corporation ("Parent"), hereby amend their joint Tender Offer Statement on Schedule 14D-1 dated June 30, 1999 relating to an offer to purchase all outstanding ordinary shares (the "Shares") of International Comfort Products Corporation, a corporation continued under the federal laws of Canada (the "Company"), at US$11.75 per Share (such Tender Offer Statement on Schedule 14D-1, the "Schedule 14D-1"). All terms defined in the Schedule 14D-1 have the same meanings in this Amendment.

Item 10. Additional Information.


  (e) The last sentence is hereby replaced with the following:

  In a Memorandum Opinion dated July 20, 1999, the Chancery Court for the State of Tennessee, 17th Judicial District, Marshall County, at Lewisburg, rejected the claims of the plaintiffs in the class action relating to the Offer that had been filed against the Company and its directors by two shareholders of the Company in such Court, and on July 23, 1999, the Court granted a motion by the plaintiffs to dismiss such class action voluntarily.

  On July 26, 1999, one of the plaintiffs in the class action referred to above filed an application against the Company and Montreal Trust Company of Canada, in its capacity as the Company's transfer agent, in the Superior Court of Justice in the Province of Ontario. The application sought, inter alia, (i) a temporary restraining order enjoining the Company and its transfer agent from transferring Shares to Purchaser and (ii) leave to bring a derivative action to recover from the officers and directors of the Company damages based on allegations of corporate waste resulting from the Company's granting incentives and bonuses to management in connection with the Offer. On July 27, 1999 the motion for a temporary restraining order was withdrawn, subject to the representation by the Company and Parent to the court that they (a) would take no steps to cause the Company to cease to exist prior to August 24, 1999 and (b) would notify applicant's counsel no fewer than five days before any change of such intention prior to August 24, 1999. The withdrawal of such motion for a temporary restraining order was without prejudice to the right of the applicant to renew in the event of such a notification that the intentions of the Company or Parent have changed. Accordingly, no motion to enjoin the consummation of the Offer is pending before the court in such matter. A hearing relating to the application for leave to bring a derivative action against the officers and directors of the Company is scheduled for August 24, 1999.


  On July 27, 1999, an individual who had tendered Shares in the Offer filed a purported class action in the United States District Court for the Middle District of Tennessee allegedly on behalf of all individuals who tendered Shares in the Offer. The defendants named in the complaint are Purchaser, Parent, the President of Purchaser and the person serving as Senior Vice President, General Counsel and Secretary of Parent. The complaint alleges, among other things, that certain of the arrangements disclosed in Item 3 of the Company's Recommendation Statement on Schedule 14D-9 with respect to the Offer under the caption "Arrangements with Directors and Executive Officers of the Company" and in Section 13 of the Offer to Purchase under the caption "Arrangements with Certain Employees of the Company" violate federal securities laws. Purchaser and Parent believe that all claims against the defendants are without merit and intend to defend these claims vigorously. The complaint seeks costs, attorneys' fees and compensatory damages, but plaintiff has not sought to enjoin the Offer in any respect.

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          United Technologies Corporation

                                             /s/ William Trachsel
                                          By: _________________________________
                                            Name: William Trachsel
                                            Title:Senior Vice President,
                                                  General Counsel & Secretary

                                          Titan Acquisitions, Ltd.

                                            /s/ Ari Bousbib
                                          By: _________________________________
                                            Name: Ari Bousbib
                                            Title:President

Dated July 28, 1999

                                 EXHIBIT INDEX

  The following items (a)(11), (a)(12) and (a)(13) are hereby added to the
Exhibit Index:

 Exhibit
   No.                                Description
 -------                              -----------
 (a)(11) Order of Dismissal issued by the Chancery Court for the State of
         Tennessee on July 23, 1999
 (a)(12) Text of Press Release issued on July 27, 1999
 (a)(13) Complaint filed on July 27, 1999 in the United States District Court for the Middle District of Tennessee